CUTLER LAW GROUP
                                Attorneys at Law
                                www.cutlerlaw.com


                               September 24, 2008

Barbara  C.  Jacobs
Assistant  Director
Matt  Crispino
Jay  Ingram
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549-4561

RE:  COMPETITIVE  TECHNOLOGIES,  INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 FILED SEPTEMBER 18, 2008
     FILE  NO.  333-152881

Gentlemen  and  Ladies:

     This letter includes responsive comments to your letter dated September 24, 2008 relating to the above referenced Registration Statement. Please note that we have included a copy of the filing marked to show changes from the original filing in Portable Document Format ("PDF") format as an attachment to this letter.

     The responses contained herein correspond in Part and Number to the comments in your letter of September 24, 2008.

EXHIBIT  5.1
------------

1. Please have your counsel revise the penultimate paragraph of its legality opinion to state the shares of common stock covered by the registration statement will be legalled "issued." Also, in its opinion, counsel must opine on the corporation laws of the jurisdiction in which you are incorporated.

We have revised the legality opinion and attached it as new Exhibit 5.1 to the registration statement.

     A courtesy printed version copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been forwarded by overnight mail to your office in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.
                                   Very  truly  yours,


                                   /s/ M. Richard Cutler
                                   M.  Richard  Cutler
                                   Cutler  Law  Group


cc:  John  B.  Nano,  Competitive  Technologies,  Inc.